[ChoicePoint Letterhead]

September 21, 2007

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Craig Slivka, Division of Corporation Finance

Re:	ChoicePoint Inc.
Definitive 14A
Filed March 21, 2007
File No. 001-13069

Dear Mr. Slivka:

We have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated August 21, 2007, concerning the ChoicePoint Inc. (the “Company”) definitive proxy statement for the 2007 Annual Meeting of Shareholders.

We seek to provide competitive compensation for our executive officers that attracts and retains qualified executives, rewards individual achievement and aligns the financial interests of our executives with those of our shareholders. While recognizing market competition for talented individuals, we place significant emphasis on pay for performance-based incentive compensation programs, which reward our executives when company and individual goals are achieved or when our stock price appreciates.

For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.

Compensation Discussion and Analysis, page 16

Comment 1:	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.l of Commission Release No. 33-8732A. We note the disparity between Mr. Smith’s compensation and that of the other named executive officers. Given this, we would expect to see a more detailed discussion of how and why Mr. Smith’s compensation differs from that of the other named

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September 21, 2007

executive officers. We also note that your performance-based incentive compensation programs seek to reward executives when both company and individual goals are achieved. If policies or decisions relating to a named executive officer are materially different than the other officers, this please disclose on an individualized basis.

Response 1:	On pages 16 and 17 of the proxy statement, we describe our compensation policies. These include, among others, establishing base salaries to attract qualified executives and reward their individual performance, using annual cash incentives to reward executives for achieving pre-determined performance criteria and designing long-term equity incentive awards to reward executives for increased shareholder value and improved financial performance and to encourage executive retention and, accordingly, continuity. We apply these compensation policies to all of our named executive officers. We note that Section II.B.1 of Commission Release No. 33-8732A states that where policies or decisions are materially similar, officers can be grouped together.

In determining the amount of each component of Mr. Smith’s compensation, the Management Compensation and Benefits Committee (the “Committee”) has considered Mr. Smith’s contributions in creating the vision for the Company’s spin-off from Equifax Inc. in 1997 and successfully leading the Company through the transaction, the greater responsibilities of Mr. Smith as the chief executive officer of the Company and the more significant impact that he can have on improving the Company’s short- and long-term financial performance, realizing key strategic initiatives and promoting the Company’s vision of a safer and more secure society through the responsible use of information, and multi-year existing contractual obligations. The level of responsibility and impact that each executive can have on financial performance is similarly considered by the Committee for each named executive officer in determining the amounts of each element of compensation.

Please see our responses to Comments 2 and 3 for more information with respect to the individual goals for the named executive officers under performance-based incentive compensation programs. In future filings, to extent that the Committee applies materially different compensation policies or decisions with respect to any individual named executive officer, we will discuss such policies and decisions.

Comment 2:	We note that the Compensation Committee met in January 2007 and analyzed company and individual performance with respect to the pre-established goals under the performance-based plan. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please

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September 21, 2007

discuss the specific items of individual performance used to determine incentive payments and salaries, how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Items 402(b)(2)(vii) of Regulation S-K.

Response 2:	Annual Incentive Program. As described on pages 19 to 21 of our proxy statement, our annual incentive program is made up of two parts: one part based upon achievement of company-wide financial performance goals, which we refer to as the “performance-based plan”, and one part based upon achievement of applicable short-term strategic initiatives (collectively, “Transformational Priorities”), which we refer to as the “discretionary plan”. In accordance with the overall structure of the annual incentive program, named executive officers can earn bonuses for achievement of Transformational Priorities under the discretionary plan, even if the company-wide financial performance goals are not achieved under the performance-based plan. In addition, as described on page 20 of our proxy statement, failure to achieve satisfactory performance of Transformational Priorities may result in a decrease in any award earned under the performance-based plan.

We communicate the Transformational Priorities as a whole to our named executive officers and advise them as to which particular Transformational Priorities are applicable to their performance review. At the end of the period, our chief executive officer evaluates the performance of the other named executive officers with respect to the applicable Transformational Priorities, and makes a recommendation to the Committee as to the amounts to be earned for achievement of the Transformational Priorities or, if the Transformational Priorities are not achieved, to be deducted from the award earned (if any) under the performance-based plan. After the Committee considers management’s recommendations and reviews the performance of the chief executive officer in light of the Transformational Priorities, it determines the amounts to be paid (or deducted) as a result of the achievement of the Transformational Priorities.

We believe that disclosure of the specific Transformational Priorities adopted for 2006 would result in competitive harm to our company. We are providing to you supplementally the explanation for this conclusion and are requesting confidential treatment for such explanation pursuant to Commission Rule 83, 17 C.F.R. 200.83. In future filings, we will discuss generally how difficult it will be for the executive or how likely it will be for the Company to achieve the Transformational Priorities for that year.

Base Salaries. As discussed on pages 18 to 19 of our proxy statement, the Committee makes its determination of appropriate base salaries for the named executive officers in part by assessing officers’ performance against pre-determined criteria. These criteria consist of the named

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executive officers’ duties and responsibilities, as set forth in their respective employment agreements or as otherwise communicated to them, as well as their achievement of the Transformational Priorities that are applicable to them. The Committee does not apply a specific formula based on the achievement of such criteria to determine the appropriate base salary for each named executive officer, but rather takes into account such performance, as well as the scope of such officer’s responsibilities, internal pay equity, and the Committee’s understanding of the prevailing market for executive base salaries, based on their knowledge and experience, in making such determination.

In future filings, to the extent that they are material and we believe their disclosure does not result in competitive harm to us, we will discuss the specific items of individual performance used to determine incentive payments and salaries, and how our annual incentive bonuses are specifically structured around these individual objectives and milestones. In the event we do not disclose specific objectives and milestones in future filings, we will discuss generally how difficult it will be for the executive or how likely it will be for the Company to achieve them.

Comment 3:	We note that the Compensation Committee determined that the 2006 minimum economic value added goal was not met, and as a result no awards were made to the Named Executive Officers under the annual performance-based incentive plan. Further, the Compensation Committee also determined that awards would be payable to Messrs. Lee, Surbaugh and Trine under the discretionary plan. Please elaborate on this exercise of discretion and the transformational priorities achieved that lead to the payment of awards to these individuals despite the failure to the minimum economic value added goal.

Response 3:	In accordance with the overall structure of the annual incentive program as described in our response to Comment 2 above, named executive officers can earn bonuses under the discretionary plan for achievement of Transformational Priorities, even if the company-wide financial performance goal under the performance-based plan is not achieved. In addition, failure to achieve satisfactory performance of the Transformational Priorities may result in a decrease in any award earned under the performance-based plan.

In evaluating performance for 2006, the Committee, after receiving management’s recommendation, exercised its discretion in determining that certain of the Transformational Priorities had been fully or partially completed. Based on this performance, the Committee determined that Messrs. Trine, Surbaugh and Lee had earned awards as a result of these achievements. The specific amounts awarded to these named executive officers are disclosed in the summary compensation table under the non-equity incentive plan compensation column.

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September 21, 2007

In future filings, we will clarify whether awards made by the Compensation Committee to the named executive officers under the discretionary plan were based on the achievement of Transformational Priorities.

Role of Compensation Consultants, page 18

Comment 4:	We note that no market assessment of your executive compensation program was performed by compensation consultants in 2006 but that compensation consultants have been engaged since 2004 on specific projects that do not involve the review of peer company practices. Clarify whether you are referring to the Compensation Committee engagement of Mercer Human Resources Consulting, Inc. to review existing employments agreements mentioned on page 8. Describe in greater detail the nature and scope of each consultant’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response 4:	We confirm that the only compensation consultant engaged in 2006 with respect to determining or recommending the amount or form of executive and director compensation was Mercer Human Resources Consulting, Inc. (“Mercer”). As stated on page 8 of the proxy statement, the Committee engaged Mercer to review existing employment agreements and an employment agreement template and recommend terms and conditions for the renewal of existing employment agreements and for the use of the template for new agreements. We confirm that in future filings, to the extent we use compensation consultants for determining or recommending the amount or form of executive and director compensation, we will describe the nature and scope of each consultant’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.

Long-Term Incentives, page 21

Comment 5:	Please disclose the basis for how you allocate long-term compensation among the different types of awards you may grant. For instance, disclose the relationship of the particular type of award to the achievement of a goal, management’s exposure to downside equity performance risk, and correlation between costs and benefits to the registrant. See Item 402(b)(2)(iii) of Regulation S-K.

Securities and Exchange Commission

September 21, 2007

Response 5:	As described on pages 21 to 23 of the proxy statement, we award long-term equity incentive awards using four different types of vehicles.

•        Performance-contingent stock options are earned upon achievement of threshold Company performance (or potentially earlier as a result of a change-in-control), based on the performance criteria set by the Committee. If such criteria are not achieved, the options are forfeited. In addition, the executive will only realize a benefit from the award if our stock price increases beyond the exercise price of the award. This furthers our goal of designing long-term equity incentive awards to reward executives for improved financial performance and increased shareholder value.

•        Time-lapse vesting stock options vest over a three-year period of continued employment. The executive will only realize a benefit from the award if our stock price increases beyond the exercise price of the award. This furthers our goal of designing long-term equity incentive awards to reward executives for increased shareholder value.

•        Deferred shares provide a right to receive shares of stock at the expiration of the recipients’ respective employment agreements, based on a requirement of continued employment. These awards align the executive’s interest with that of our shareholders by exposing the executive to the same upside and downside risk as those that own our stock. In 2006, these awards were granted to the two executive officers subject to IRC §162(m) deductibility limitations that have total compensation amounts that approach or exceed $1 million. The deferred shares were granted to these two executives in lieu of a grant of time-vesting restricted stock.

•        Time-vesting restricted stock vests over a three-year period of continued employment. These awards align the executive’s interest with that of our shareholders by exposing the executive to the same upside and downside risk as those that own our stock. In 2006, these awards were granted to the named executive officers that did not have total compensation amounts (as calculated for purposes of IRC Section §162(m)) that were expected to approach or exceed $1 million.

The Committee allocates a portion of the total long-term equity incentive award among these various types of awards. The Committee does not apply a specific formula to determine the allocation between the awards; rather, in granting these awards, the Committee considers the various compensation policies it is furthering (as described in the proxy statement) and makes annual determinations as to the number of shares subject to awards to be granted to the named executive officers for each year.

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In future filings, we will disclose the considerations taken into account when we allocate long-term compensation among the different types of awards we grant for the applicable fiscal year.

Comment 6:	We note your statement on page 22 that although specific performance goals for the 2006 grants were set by the Compensation Committee, you feel that disclosure of these specific goals would be inappropriate and would adversely impact shareholder interests. To the extent you believe that disclosure of the goals would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Finally, to the extent that it is appropriate to omit specific targets, disclose how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response 6:	The Committee granted performance-contingent stock options in 2006 for which vesting is contingent on the achievement of a share price goal within the three-year period from the date of grant or the achievement of a cumulative operating income goal calculated over a three-year fiscal period (2006 through 2008). We note that the compensation discussion and analysis did disclose the specific minimum, target and maximum corporate performance goal (“economic value added”) for our 2006 annual incentive plan. In addition, in the first full paragraph of page 22, we disclosed how difficult it would be for the Company (and therefore the executive) to achieve the performance goals. We believe that disclosure of the share price and operating income goals for performance periods that extend several years into the future would result in competitive harm to our company. We are providing to you supplementally the explanation for this conclusion and requesting confidential treatment for such explanation pursuant to Commission Rule 83, 17 C.F.R. 200.83. In future filings, to the extent that it is appropriate to omit specific targets, we will disclose, consistent with the disclosure provided in this year’s proxy statement, how difficult it will be for the executive or how likely it will be for us to achieve the target levels.

Executive Benefits and Perquisites, page 23

Comment 7:	Expand your disclosure of your supplemental executive retirement plan, deferred compensation plan and perquisite allowances to include a more thorough discussion of Item 402(b)(l) with respect to each of these elements of compensation. Disclose how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

Securities and Exchange Commission

September 21, 2007

Response 7:	In future filings, we will expand our disclosure of the supplemental executive retirement plan, deferred compensation plan and perquisite allowances to include a more thorough discussion of Item 402(b)(l) with respect to each of these elements of compensation. In making decisions about other elements of compensation for 2006, the Committee did not consider perquisite allowances or amounts accrued in the supplemental executive retirement plan and deferred compensation plan pursuant to the terms of the recipients’ employment agreements. To the extent such allowances or amounts are not fixed pursuant to a named executive officer’s employment agreement or are calculated as a percentage of other elements of compensation, they are considered independently of other elements of compensation. In future filings, we will disclose how these compensation components and our decisions regarding these elements fit into our overall compensation objectives and affect decisions regarding other elements.

Summary Compensation Table, Page 30

Comment 8:	Please do not use font size smaller than that used in the footnotes to your table.

Response 8:	In future filings, we will not use a font size smaller than that used in the footnotes to the summary compensation table.

Supplemental All Other Compensation Table, page 31

Comment 9:	With respect to the perquisite amount for Messrs. Smith’s and Curling’s use of the corporate aircraft, please describe the methodology for computing the aggregate incremental costs. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response 9:	We calculated the aggregate incremental cost of the use of corporate aircraft using the average hourly operating costs to us of the aircraft. Operating costs include hourly flight charges, taxes, fuel, depreciation, management fees and additional insurance. The total annual operating costs for the aircraft are divided by the annual number of hours flown to derive an average operating cost per hour. This average cost per hour is then multiplied by the hours flown for personal use to derive the aggregate incremental costs. The methodology includes fixed costs associated with our fractional ownership in the corporate aircraft. In future filings, we will include a description of the methodology for computing the aggregate incremental cost for personal use of the corporate aircraft.

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Nonqualified Deferred Compensation Table, page 36

Comment 10:	Please include a footnote to the table quantifying the extent to which amounts in the aggregate balance at last fiscal year end were reported as compensation in the summary compensation table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

Response 10:	In future filings, we will include a footnote to the nonqualified deferred compensation table quantifying the extent to which amounts in the aggregate balance at the fiscal year end were reported as compensation for the named executive officer in the summary compensation table for previous years.

Comment 11:	We note that an executive’s contributions may, at their direction, track the investment returns of several investment choices. Please disclose the frequency and manner in which selections may be changed. Refer to of Item 402(i)(3)(ii) of Regulation S-K.

Response 11:	Under our deferred compensation plans, the executives may change their investment selections daily, subject to restrictions imposed by federal securities laws and trading window restrictions under our insider trading policy in the case of selecting company stock as an investment choice. Executives may change their investment selections on-line or telephonically through the third party administrator of the plans. In future filings, we will disclose the frequency and manner in which investment selections may be changed.

Post-Employment Compensation, page 37

Comment 12:	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response 12:	On page 28 of our proxy statement, in the compensation discussion and analysis, we disclosed that the level of severance compensation and the triggering events defined for a change-in-control were in keeping with prevailing market practices at the time the employment agreements were initially executed in 1997 and reflect our risk profile as a spin-off venture at that time. When the agreements were renewed in 2002, the Committee determined not to alter materially the change-in-control benefits in order to ensure continuity of management. We believe that the “double trigger” nature of the change-in-control provisions ensures that benefits are not paid unless the situation arises where the executive no longer is employed by us with comparable duties and compensation following the change-in-control. We believe this disclosure is responsive to Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.

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Director Compensation Table, page 45

Comment 13:	For each director, disclose by footnote to the option awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response 13:	We did not grant any option awards to the directors in 2006, and therefore did not include the grant date fair value of any stock option awards in footnote 1. The amounts reflected in the option awards column are the amounts expensed in 2006 for option awards granted to directors in years prior to 2006. We believe our disclosure complies with the requirements of the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Comment 14:	Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response 14:	The amounts reflected for stock and option awards represent the amounts recorded as expense in 2006 under SFAS 123(R). The expense is based on SFAS 123(R) calculations, and a discussion of the assumptions used in the valuation of these awards is described in Note 8 to our audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2006. In future filings, we will disclose all assumptions made in the valuation of awards to the directors in the stock and option awards columns of the table by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.

Comment 15:	Please disclose how you determined the amounts of stock options to be granted to the directors. If policies or decisions relating to one director are materially different than the other directors, please disclose in materially complete detail.

Response 15:	We did not grant stock options to directors in 2006. If we grant stock options to directors in the future, we will disclose how we determined the amounts of the options granted to the directors. If policies or decisions relating to one director are materially different than the other directors, we will disclose such differences in materially complete detail.

Securities and Exchange Commission

September 21, 2007

In connection with our responses set forth herein, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (770) 752-3660 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Steven W. Surbaugh
Steven W. Surbaugh
Executive Vice President and Chief Administrative Officer